SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                             Detection Systems, Inc.
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                                (Name of issuer)

                     COMMON STOCK, $.05 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   250644-10-1
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                                 (CUSIP number)

                            DUNCAN SOUKUP, PRESIDENT
                              LIONHEART GROUP, INC.
                           230 Park Avenue, Suite 316
                            New York, New York 10169
                                 (212) 599-5077
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 23, 2000
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             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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CUSIP No. 250644-10-1                13D               Page 2 of 7 pages
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================================================================================
    1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      LIONHEART GROUP, INC.
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    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
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    3          SEC USE ONLY
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    4          SOURCE OF FUNDS*
                      WC
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    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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    6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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  NUMBER OF
   SHARES
 BENEFICIALLY  7       SOLE VOTING POWER
OWNED BY EACH
  REPORTING
 PERSON WITH                330,200
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               8       SHARED VOTING POWER

                            -0-
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               9       SOLE DISPOSITIVE POWER

                            330,200
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               10      SHARED DISPOSITIVE POWER

                            -0-
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   330,200
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             / /
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.22%
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    14         TYPE OF REPORTING PERSON*

                   IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 250644-10-1                13D               Page 3 of 7 pages
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            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This statement relates to shares (the "Shares") of the common stock, $.05 par value per share ("Common Stock"), of Detection Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 130 Perinton Parkway, Fairport, New York 14450.

Item 2.     Identity and Background.
            -----------------------

            (a) This Statement is filed by Lionheart Group, Inc., a Delaware corporation (the "Reporting Person").

            The officers of Lionheart Group, Inc. are Duncan Soukup, President, Vice-President, Secretary and Treasurer. The sole director of Lionheart Group, Inc. is Duncan Soukup.

            (b) The principal business address of the Reporting Person is 230 Park Avenue, Suite 516, New York, New York 10169. The business address of Duncan Soukup is 230 Park Avenue, Suite 516, New York, NY 10169.

            (c) The Reporting Person acts as investment adviser to several private investment funds and managed accounts which are the ultimate beneficial owners of the shares to which this statement relates. No such client of the Reporting Person owns 5% or more of the outstanding Common Stock. The present occupation of Duncan Soukup is President of Lionheart Group, Inc. and Managing Director of Acqusitor plc, a company incorporated in England and Wales, with business address c/o Lawrence Graham at 190 Strand, London WC2R 1JN, United Kingdom.

            (d) Neither the Reporting Person nor Duncan Soukup has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither the Reporting  Person nor Duncan Soukup has,  during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Duncan Soukup is a citizen of the United Kingdom.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate purchase price of the 330,200 Shares of Common Stock owned by the Reporting Person is $3,030,001. The Shares of Common Stock owned by the Reporting

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CUSIP No. 250644-10-1                13D               Page 4 of 7 pages
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Person were  purchased  with the  working  capital of the  investment  funds and managed accounts for whose accounts such Shares were purchased.

Item 4.     Purpose of Transaction.
            ----------------------

            The Reporting Person purchased the shares of Common Stock based on the Reporting Person's belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Person may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            The Reporting Person has recently learned that a group of dissident stockholders of the Issuer led by Ultrak, Inc. has filed a preliminary proxy material to nominate its own slate to the Board of Directors at the Annual Meeting of Stockholders of the Issuer scheduled for December 19, 2000 (the "Annual Meeting"). As a result, Duncan Soukup, President of the Reporting Person, held discussions with representatives of the Board of Directors of the Issuer (the "Board") regarding the business operations of the Issuer and how the Board would implement steps to seek to enhance stockholder value. The Issuer advised the Reporting Person that it would actively seek to enhance stockholder value. In such discussions, Mr. Soukup requested that he be nominated to the Board to assist the Issuer in seeking to enhance stockholder value. The Issuer agreed in principle that should the existing Board be reelected at the Annual Meeting, the Board would be expanded to six (6) members and Mr. Soukup would be elected to fill the vacancy. Mr. Soukup, in his capacity as a director, would request the Board to consider various alternatives to enhance stockholder value including (i) seeking strategic buyers of the Company at an aggregate price greater than its current market price, (ii) analyzing financing techniques such as a leveraged recapitalization, a management led leveraged buyout or share repurchase program and (iii) researching alternative transactions designed to optimize stockholder value in the near term. While the Reporting Person reserves its right to vote its Shares as it deems advisable at the Annual Meeting, the Reporting Person currently intends to vote its Shares for the reelection of the existing Board.

            The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 250644-10-1                13D               Page 5 of 7 pages
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Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 6,328,167 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of the Issuer on December 19, 2000 and filed with the Securities and Exchange Commission on October 13, 2000.

            As of the close of business on November 1, 2000 the Reporting Persons beneficially owns 330,200 Shares of Common Stock, constituting approximately 5.22% of the Shares outstanding. All of such Shares were acquired in open-market transactions.

            (b) The Reporting Person has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

            (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

            (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
            -------------------------------------------------------------

            Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

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CUSIP No. 250644-10-1                13D               Page 6 of 7 pages
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                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 1, 2000                           LIONHEART GROUP, INC.

                                                    By:  /s/ Duncan Soukup
                                                       -------------------------
                                                         Duncan Soukup
                                                         President

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CUSIP No. 250644-10-1                13D               Page 7 of 7 pages
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                                   SCHEDULE A

                           Transactions in the Shares
                             Within the Past 60 Days
                             -----------------------


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     Shares of Common
          Stock                     Price Per                   Date of
     Purchased/(Sold)                 Share                  Purchase/Sale
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            500                       9.25                     8/31/2000
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          1,400                       8.63                     9/13/2000
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          2,100                       8.81                     9/14/2000
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          6,200                       8.52                     9/18/2000
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          5,000                       8.69                     9/20/2000
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          2,500                       9.03                     9/21/2000
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          7,500                       9.06                     9/26/2000
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          1,500                       9.31                     9/29/2000
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          6,400                       9.00                     10/4/2000
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          1,000                       9.00                     10/5/2000
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         16,000                       9.06                     10/6/2000
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          5,000                       8.88                     10/9/2000
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          6,600                       9.06                    10/10/2000
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          2,500                       8.94                    10/11/2000
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          6,500                       8.94                    10/12/2000
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          2,000                       10.63                   10/17/2000
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          2,500                       11.00                   10/20/2000
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          6,000                       11.05                   10/23/2000
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         12,000                       10.58                   10/24/2000
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          2,500                       10.56                   10/25/2000
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